SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            Block Drug Company, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                             SmithKline Beecham plc
                                       and
                              SB Acquisition Corp.
--------------------------------------------------------------------------------
                     (Name of Filing Person (Other Person))


                 Class A Common Stock, $0.10 Per Share Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    093644102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

--------------------------------------------------------------------------------
                             SmithKline Beecham plc
                              One New Horizon Court
                          Brentford, Middlesex TW8 9EP
                                     England
                           Attention: General Counsel

                                   Copies to:

                             James F. Munsell, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Person)
--------------------------------------------------------------------------------

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13c-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


         This Schedule TO represents an electronic filing of the Schedule TO originally filed in hard copy on October 10, 2000 and amends the Schedule TO as filed by inserting the legend pursuant to Rule 14d-2(b)(2), which was inadvertently omitted from the original press release.

                                  ANNOUNCEMENT

                  SMITHKLINE BEECHAM TO PURCHASE BLOCK DRUG FOR
                                  $1.24 BILLION
      Acquisition to expand SB's presence in oral healthcare and over-the-
                            counter medicines (OTCs)


LONDON 9th October 2000 - SmithKline Beecham (SB) and Block Drug Company, Inc. today announced that agreements have been signed for SB to acquire Block Drug, the manufacturer of Sensodyne toothpaste and other oral healthcare and consumer products, for $1.24 billion.

The transaction is being effected as a cash tender offer for all of the outstanding common stock of Block Drug, with an offer price of $53 per share. In connection with the agreement, SB has received commitments from holders of 100% of the Class B (voting) Common shares and 52% of the Class A (non-voting) Common shares to tender into the offer. The acquisition will be funded by SB from existing loan facilities.

Completion of the transaction is subject to regulatory clearance, including in the US and Europe. It is anticipated that the transaction will have no impact on the timing of the merger of SB and Glaxo Wellcome.

Commenting on the announcement, SB Chief Executive Officer JP Garnier said:

"This acquisition will significantly enhance SB's Consumer Healthcare business, which is a key part of our strategy for corporate growth. Block Drug offers an excellent fit with our global oral healthcare and OTC business. It will add to our scale in many important markets around the world and is expected to enhance earnings per share (excluding exceptional items and currency) in the first full year following the completion of the transaction."

Block Drug

In addition to Sensodyne, Block Drug's products include Polident/Corega denture cleanser, Poli-Grip/Corega denture adhesive, and a number of OTC brands. For fiscal year 2000, ending March 31, Block Drug reported net income of $56.8 million on sales of $864.3 million.

Block Drug is a global company with geographic sales well balanced across North America, Europe and International markets, including Japan. With headquarters in Jersey City, New Jersey, the company has operations in over 100 countries and employs approximately 3,000 people in R&D, sales and marketing, manufacturing and distribution. Block derives 73 percent of sales from the oral healthcare brands and 27 percent from over-the-counter medicines.

SmithKline Beecham Consumer Healthcare

SmithKline Beecham's Consumer Healthcare sales in 1999 were $4.1 billion. Consumer healthcare accounts for approximately one third of the group's total sales. SB's oral healthcare brands include Aquafresh and Odol . Other key products include the smoking cessation brands: Nicorette, Nicoderm CQ and Niquitin CQ, Tums antacid, Panadol analgesic and the Ribena, Lucozade and Horlicks nutritional drinks.

SmithKline Beecham has been advised in this transaction by Lehman Brothers.

SmithKline Beecham - one of the world's leading healthcare companies - discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. For company information, visit SmithKline Beecham on the World Wide Web at http://www.sb.com

Contacts:

Investor Relations
Tom Curry (U.S.) +1 215 751 5419
Jonathan Seabrook (U.K.) + 44 20 8975 2595


Media
Brian Jones (U.S.)   + 1 215 751 3415
Lynne Smith (UK)     + 44 20 8975 2661
Louise Sibley (U.K.) + 44 20 8975 2260

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Block Drug. At the time SmithKline Beecham commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Block Drug will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all shareholders of Block Drug, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available for free at the Commission's website at www.sec.gov.

                                      # # #